SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                            )

Enclosure:                  INSTRUMENTARIUM’S RESULTS FOR THE YEAR 2002

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: February 11, 2003	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Executive Officer

Date: February 11, 2003	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

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INSTRUMENTARIUM’S RESULTS FOR THE YEAR 2002
(audited)

Instrumentarium’s earnings grew clearly compared to the previous year. Following the acquisitions and divestments during the year 2002, Instrumentarium is now completely focussed on healthcare technology. Instrumentarium and GE signed a combination agreement on December 18, 2002. The Annual General Meeting will be held on March 25, 2003. Proposal of dividend is EUR 4.70 per share.

•	Net sales EUR 1,126.7 million (for year 2001: EUR 1,025.4 million)

•	Operating profit before non-recurring items and amortization of goodwill EUR 147.1 million (EUR 132.0 million)

•	Income before extraordinary items EUR 128.1 million ( EUR 103.6 million)

•	Earnings per share EUR 1.80 (EUR 1.50)

The combination agreement between Instrumentarium and General Electric

Instrumentarium and General Electric signed a combination agreement on December 18, 2002, under which General Electric offers to purchase all shares in Instrumentarium for EUR 40 cash. In addition to the purchase price offered, shareholders may be entitled to a dividend of EUR 0.70 without affecting the price offered. If the dividend per share paid exceeds EUR 0.70, the purchase price offered shall be reduced by the amount of dividend exceeding EUR 0.70. The offer was announced on January 14, 2003 and will expire on April 11, 2003, unless otherwise extended or withdrawn. The Boards of Directors of both Instrumentarium and General Electric have approved the combination agreement.

Group net sales and profit

Instrumentarium’s net sales for 2002 were EUR 1,126.7 million, an increase of 10% compared to the previous year. The acquisition of Spacelabs Medical in July was the biggest factor impacting growth in sales and as a result, the Anesthesia and Critical Care segment achieved 14% growth in sales. Without the effect of the acquisition, sales in the Anesthesia and Critical Care segment were at the same level as in the previous year. In relative terms, the increase in sales was highest for the Medical Equipment segment, in which the combined sales of the business units increased by 23%, with organic growth of 17%. The net impact of sales of the businesses divested during 2002 was to reduce Group sales by 4%. When adjusted for both acquisitions and divestments, Group sales increased by 3%.

Operating profit before non-recurring items and amortization of goodwill was EUR 147.1 million (EUR 132.0 million in the previous year). The growth in operating profit was due to improved profitability in the Anesthesia and Critical Care segment. The operating profit in the Medical Equipment segment was lower than in the previous year. In addition, the divested businesses had a negative impact on operating profit during the year. Other operating income was a net EUR 9.3 million (EUR 1.3 million) and primarily comprised gains on sale of fixed assets, rental income and other operating income.

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Income before extraordinary items was EUR 128.1 million (EUR 103.6 million). Non-recurring items were a net EUR -3.3 million, in the previous year there were no non-recurring items. Non-recurring expenses comprised the restructuring and integration costs related to the Spacelabs acquisition. Non-recurring income of EUR 3.6 million consisted mainly of gain on sale of the hospital furniture business. Net financial items were positive at EUR 1.7 million (EUR -11.9 million) due to positive foreign exchange rate differences related to hedging foreign currencies in operations as well as to lower interest expenses.

Income after extraordinary items was EUR 197.3 million (EUR 103.6 million). Extraordinary items were a net 69.2 million, after tax. Extraordinary income of EUR 76.5 million was due to the gain on sale of the Optical Retail business and extraordinary expenses of EUR 7.3 million due to professional fees related to the combination agreement between Instrumentarium and General Electric. In the previous year there were no extraordinary items.

Earnings per share were EUR 1.80 as compared to EUR 1.50 in the previous year. Shareholders’ equity per share was EUR 13.48 (EUR 10.81).

Development by business segment

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment totaled EUR 815.4 million, which is 14% higher than in the previous year. The growth was due to the Spacelabs Medical acquisition in July 2002. Sales for Spacelabs Medical in July–December were EUR 98.4 million, of which patient monitoring accounted for EUR 74.1 million.

By product area in the Anesthesia and Critical Care segment, highest growth in sales was in patient monitoring, due to the acquisition. Sales of service also grew. Sales of both integrated anesthesia workstations and stand-alone anesthesia machines reached the same level as in the previous year.

By market area, growth in sales was strongest in North America, also due to the acquisition. Growth in sales in Asia–Pacific region was also significant. Sales in Europe were somewhat higher than in the previous year. For the Anesthesia and Critical Care segment in 2002, North America accounted for 50% of sales, Europe for 33%, the Asia–Pacific region for 13% and the rest of the world for 4%.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 133.6 million (EUR 104.8 million). The clearly higher operating profit was primarily due to improved gross margins at Datex-Ohmeda and a reduction in indirect expenses compared to the previous year. The operating result for Spacelabs Medical, acquired in July 2002, was clearly positive for the final quarter of the year, as a result of which the division was slightly profitable for the July–December period. Efforts to develop Deio went according to plan and negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 7.9 million (EUR 10.4 million).

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Medical Equipment

Sales in the Medical Equipment segment were EUR 216.8 million, an increase of 23% compared to the previous year. The growth in sales was primarily due to the increase in sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex. Project sales of Medko Medical also grew significantly, due to the beginning of deliveries under the Costa Rica contract in December. At Ohmeda Medical, sales of infant care and suction and oxygen therapy products were slightly higher than in the previous year.

The combined sales of Instrumentarium Imaging and Soredex were EUR 131.7 million (EUR 99.9 million). Of the 32% growth in sales, approximately one-third was due to the acquisition of Soredex in the middle of 2001. Organic growth was approximately 20%. Clear growth in sales was recorded in each of the three product areas, mammography, dental and surgical imaging devices. However, the combined profitability of the diagnostic imaging units was lower than in the previous year. The primary reason for the lower profitability was lower gross margin achieved, partly due to additional manufacturing costs and other extra costs associated with introducing new products to the market.

Ohmeda Medical’s net sales of neonatal care products, as well as suction and oxygen therapy products, were slightly higher than the previous year’s level, and were EUR 72.2 million (EUR 71.4 million). Sales were hampered during the year by the injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation related to a patent infringement dispute in the USA brought by plaintiff Hill-Rom, Inc. An agreement with Hill-Rom was reached on August 19, 2002, after which Ohmeda Medical has been able to manufacture and sell the Giraffe Omnibed product. Sales grew strongly in the second half of the year. Operating profit for the year as a whole was somewhat higher than the year before.

Sales for the project sales unit Medko Medical more than doubled compared to the previous year and were EUR 12.8 million (EUR 5.0 million). In November 2002 Medko Medical signed an agreement with the Social Security Institution of Costa Rica to deliver anesthesia and critical care equipment, surgical imaging equipment, neonatal care equipment and other hospital equipment for a total value of USD 32 million. In December 2002 equipment to the value of EUR 8 million were delivered, with the balance to be delivered by the end of April 2003.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 12.5 million (EUR 14.1 million).

Divested operations

At the beginning of March 2002, the hospital furniture business Merivaara was divested. For the January–February 2002 period, sales of the divested business were EUR 4.0 million (for the previous, full year EUR 26.0 million). The divestment resulted in a gain of EUR 3.3 million, which is recorded as non-recurring income.

At the beginning of November 2002, the Optical Retail business was divested. For the January–October period, sales in the Optical Retail segment were EUR 88.0 million (for the previous, full year EUR 104.3 million). The divestment resulted in a gain of EUR 76.5 million, which is recorded as an extraordinary item.

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In November 2002, Lifeclinic Holding Corporation, a subsidiary of Spacelabs Medical, which offered consumer healthcare services, was divested. For the July–November period in 2002 as part of Instrumentarium, sales of the divested business were EUR 2.3 million.

At the beginning of 2003, the entire shareholding in Spacelabs Burdick, Inc. was divested. Burdick was a subsidiary of Spacelabs Medical and specialized in cardiology diagnostic equipment and systems. For the July–December period in 2002 as part of Instrumentarium, sales of the divested business were EUR 16.2 million and it had 150 employees.

Spacelabs Medical Acquisition

Instrumentarium acquired all the shares of Spacelabs Medical, Inc., which primarily manufactures critical care patient monitors, on July 3, 2002. Instrumentarium paid USD 14.25 per share in cash, a total of approximately EUR 142 million. Spacelabs Medical is responsible for Instrumentarium’s critical care operations in the USA, while outside North America Spacelabs Medical’s sales companies were integrated into Datex-Ohmeda in the latter half of 2002.

Financing

Net financial items were positive at EUR 1.7 million (EUR -11.9 million) due to positive foreign exchange rate differences related to hedging as well as to lower interest expenses. In the previous year, the foreign exchange rate differences were negative. Interest expenses decreased due to lower interest-bearing net debt as well as lower interest rates. Interest-bearing net debt totaled EUR 103.1 million (EUR 185.0 million) at the end of the reporting period. Cash generated from operations totaled EUR 134.3 million (EUR 101.4 million). Equity ratio was 59% (54%) and gearing 16% (36%).

Capital expenditure and R&D efforts

The Group’s capital expenditure was EUR 198.4 million (EUR 43.3 million). EUR 22.2 million was invested in machinery and equipment, EUR 5.0 million in buildings and land and EUR 171.2 million in shares, intangible rights and other long-term expenditure, which includes the Spacelabs acquisition. Planned depreciation amounted to EUR 42.8 million (EUR 39.9 million).

Total group R&D expenses were EUR 83.4 million (EUR 66.6 million). As a share of revenues, R&D expenses amounted to 8% of net sales for anesthesia and critical care, 10% for diagnostic imaging and 6% for infant care and suction and oxygen therapy.

Personnel and administration

The Group had 5,325 full-time employees at the end of 2002. The average number of employees during the year 2002 was 5,650 (5,317), of whom 1,231 (1,503) were employed by the parent company, Instrumentarium Corporation.

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Chairman of the Board of Directors until March 25, 2002 was Gerhard Wendt, Ph.D., and subsequently to that date, Timo Peltola, D.Econ. h.c. President and Chief Executive Officer was Olli Riikkala, M.Sc. (Tech.), MBA, who is also a member of the Board of Directors. The other members of the Board of Directors were Mika Ihamuotila, D. Econ. (from March 25, 2002), Rabbe Klemets Ph.Lic.(from March 25, 2002), Juhani Kuusi, Professor, D.Sc (Tech.), Mikael Lilius, B.Sc. (Econ.) (until March 25, 2002), Jukka Takala, Professor, M.D., Ph.D. and Turo K. J. Tukiainen, LL.B., MBA.

Stock options

In accordance with the 1998 stock option plan, the number of issued stock options at the end of 2002 totaled 1,022,253, which allow the holders to subscribe to a maximum of 2,445,432 shares in Instrumentarium. The maximum amount of stock options in the stock option plan is 1,051,940 allowing the holders to subscribe to a maximum of 2,516,449 shares.

Under the 2001 stock option plan, a total of 570,800 stock options were issued at the end of 2002, allowing the holders to subscribe to 1,141,600 shares. The maximum amount of stock options in the 2001 stock option plan is 860,000, allowing the holders to subscribe to a maximum of 1,720,000 shares.

According to the Combination Agreement between Instrumentarium and GE, signed on December 18, 2002, GE has made an offer for all outstanding options of Instrumentarium. The offer price for the stock options is EUR 52.29 per 1998A option, EUR 56.65 per 1998B option, EUR 60.36 per 1998C option, EUR 45.46 per 2001A option and EUR 36.92 per 2001B option. Additionally, Instrumentarium has undertaken not to distribute or grant any of the stock options issued to or held by the Company’s subsidiaries, except for options that have been previously granted and delivered to an employee, and having been forfeited by such employee.

Own shares

The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

Annual General Meeting

On February 10, 2003, the Board of Directors of Instrumentarium Corporation decided to propose the convening of the Annual General Meeting on March 25, 2003. The items proposed in the meeting are ordinary matters.

Prospects for 2003

General Electric’s tender offer for all the shares of Instrumentarium commenced on January 14, 2003 and will expire on April 11, 2003, unless otherwise extended or withdrawn. Conditions to closing the transaction include 80% of the shares being tendered and other customary conditions.

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On closing of the transaction, the activities of both Instrumentarium and General Electric are to be combined under a detailed integration plan jointly developed by the management of both companies. Until the transaction closes, both companies continue to operate independently and separately from one another.

The structural change of Instrumentarium into a pure healthcare technology group was completed during the year 2002. Additionally, the largest business-area of the the Group, Anesthesia and Critical Care was strengthened through the acquisition of Spacelabs Medical, a strong player in the field of critical care patient monitoring. In the diagnostic imaging market, Instrumentarium Imaging and Soredex maintained their position as one of the largest manufacturers in their field. The settlement agreement in the patent dispute related to Ohmeda Medical significantly cleared the situation of the business unit. All in all, the starting point of the Group’s business units for the year 2003 is good. Due to the weaker level of US dollar against euro, the sales growth will be slower. The impact on Group sales of the tender offer process, in accordance with the combination agreement between Instrumentarium and GE, are difficult to estimate.

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	10-12/	10-12/	1-12/	1-12/	Change
INCOME STATEMENT	2002	2001	2002	2001	%

	EUR million
NET SALES	354.7	312.9	1,126.7	1,025.4	+10
Cost of goods sold	-174.5	-149.0	-541.9	-489.9	+11

GROSS PROFIT	180.2	164.0	584.8	535.5	+9

Selling and marketing expenses	-65.7	-71.3	-257.0	-244.1	+5
Research and development expenses	-24.8	-18.9	-83.4	-66.6	+25
General and administrative expenses	-31.2	-25.8	-106.6	-94.1	+13
Other operating income and expenses, net	3.9	1.1	9.3	1.3	+609

OPERATING PROFIT BEFORE NON-RECURRING ITEMS AND AMORTIZATION OF GOODWILL	62.4	49.1	147.1	132.0	+11

Non-recurring operating income and expenses, net	2.3		-3.3
Amortization of goodwill	-4.4	-4.2	-17.4	-16.5	+5

OPERATING PROFIT	60.3	44.9	126.5	115.5	+10

Financing income and expenses, net	1.3	-1.8	1.7	-11.9	-114
INCOME BEFORE EXTRAORDINARY ITEMS	61.5	43.1	128.1	103.6	+24

Extraordinary income and expenses, net	69.2		69.2

INCOME AFTER EXTRAORDINARY ITEMS	130.8	43.2	197.3	103.6	+91

Income taxes	-17.9	-12.1	-41.7	-31.4	+33
Minority interest	0.1	0.0	0.1	-0.0

NET INCOME	113.0	31.0	155.8	72.1	+116

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DEVELOPMENT BY BUSINESS	10-12/	10-12/	1-12/	1-12/	Change
SEGMENT	2002	2001	2002	2001	%

	EUR million
NET SALES
Anesthesia and Critical Care	275.8	220.8	815.4	718.4	+14
Medical Equipment	69.0	57.8	216.8	176.3	+23
Other*	9.9	34.3	94.5	130.7	-28

	354.7	313.1	1,126.7	1,025.4	+10

OPERATING PROFIT
Anesthesia and Critical Care	61.2	42.1	133.6	104.8	+27
Medical Equipment	3.8	3.2	12.5	14.1	-11
Other*	-2.7	3.8	1.0	13.0	-92

	62.4	49.1	147.1	132.0	+11

Non-recurring items	2.3		-3.3
Amortization of goodwill	-4.4	-4.2	-17.4	-16.5	+5

OPERATING PROFIT	60.3	44.9	126.5	115.5	+10

*Group administration and divested operations.

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DEVELOPMENT BY QUARTERS 2002	I/2002	II/2002	III/2002	IV/2002	1-12/2002

	EUR million
NET SALES
Anesthesia and Critical Care	167.5	167.5	204.7	275.8	815.4
Medical Equipment	45.4	50.9	51.4	69.0	216.8
Other*	31.1	27.1	26.3	9.9	94.5

	244.0	245.5	282.4	354.7	1,126.7

OPERATING PROFIT
Anesthesia and Critical Care	24.8	20.5	27.0	61.2	133.6
Medical Equipment	2.2	1.7	4.8	3.8	12.5
Other*	3.4	1.7	-1.4	-2.7	1.0

	30.4	23.9	30.4	62.4	147.1
Non-recurring items	3.3	-0.1	-8.8	2.3	-3.3
Amortization of goodwill	-4.2	-4.2	-4.6	-4.4	-17.4

OPERATING PROFIT	29.6	19.6	17.0	60.3	126.5

DEVELOPMENT BY QUARTERS 2002	I/2001	II/2001	III/2001	IV/2001	1-12/2001

	EUR million
NET SALES
Anesthesia and Critical Care	156.3	166.2	174.9	220.8	718.4
Medical Equipment	35.8	42.0	40.7	57.8	176.3
Other*	33.6	32.3	30.6	34.3	130.7

	225.7	240.6	246.2	313.1	1,025.4

OPERATING PROFIT
Anesthesia and Critical Care	17.4	20.5	24.8	42.1	104.8
Medical Equipment	3.3	4.6	3.0	3.2	14.1
Other*	3.8	3.4	2.1	3.8	13.0

	24.5	28.5	29.9	49.1	132.0
Non-recurring items
Amortization of goodwill	-4.0	-4.1	-4.2	-4.2	-16.5

OPERATING PROFIT	20.5	24.4	25.7	44.9	115.5

*Group administration and divested operations.

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	Dec. 31,	Dec. 31,	Change
BALANCE SHEET	2002	2001	%

	EUR million
ASSETS
NON-CURRENT ASSETS
Intangible assets
Intangible rights	15.5	4.5	+242
Goodwill	278.7	255.6	+9
Other capitalized expenditures	4.5	5.8	-21

	298.8	265.9	+12

Tangible assets
Land and water areas	5.1	6.1	-16
Buildings	56.4	62.8	-10
Machinery and equipment	42.3	43.8	-3
Advance payments and assets under construction	2.8	3.1	-11

	106.7	115.8	-8

Investments
Shares and holdings in associated companies	0.2	0.1	+123
Other shares and holdings	16.0	15.2	+5
Receivables from associated companies	0.1	0.1	+54
Loans receivable	17.9	19.1	-6
Treasury shares	4.1	4.1

	38.2	38.5	-1

CURRENT ASSETS
Inventories	186.7	175.4	+6

Deferred tax asset	41.0	14.4	+185

Receivables
Accounts receivable	312.8	292.0	+7
Loans receivable	1.2	1.5	-19
Other receivables	23.5	19.8	+19
Prepaid expenses and accrued income	41.9	18.5	+126

	379.4	331.8	+14

Cash and cash equivalents	56.3	23.8	+137

TOTAL ASSETS	1,107.1	965.6	+15

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SHAREHOLDERS' EQUITY	Dec. 31,	Dec. 31,	Change
AND LIABILITIES	2002	2001	%

SHAREHOLDERS’ EQUITY
Share capital	97.1	48.2	+102
Share premium account	65.5	108.0	-39
Reserve for treasury shares	4.1	4.1
Other reserves	3.6	4.9	-28
Retained earnings	325.5	285.1	+14
Net income for the period	155.8	72.1	+116

Total shareholders’ equity	651.5	522.4	+25

Minority interest	1.6	0.2	+556

Provisions	9.7

LIABILITIES
Deferred tax liabilities	14.0	22.6	-38

Long-term liabilities
Loans from financial institutions	31.0	130.0	-76
Other long-term liabilities	9.4	7.1	+33

	40.3	137.1	-71

Short-term liabilities
Loans from financial institutions	126.9	78.2	+62
Advance payments	8.3	3.8	+116
Accounts payable	60.0	58.7	+2
Other short-term liabilities	18.2	17.0	+7
Accrued liabilities	176.7	125.6	+41

	390.0	283.3	+38

Total liabilities	444.4	443.0	+0

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,107.1	965.6	+15

CAPITAL EXPENDITURES AND	Dec. 31,	Dec. 31,	Change
DEPRECIATION	2002	2001	%

	EUR million
Capital expenditure	198.4	43.3	+359
Share of net sales	17.6%	4.2%
Depreciation and amortization according to plan	42.8	39.9	+7

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	1-12	1-12	Change
CASH FLOW STATEMENT	2002	2001	%

	EUR million
Cash flow from operating activities
Net income	155.8	72.1	+116
Adjustments to net income	18.7	79.7	-76
Change in working capital	-6.2	-12.5	-50

Net cash provided by (used in) operating activities before interests and taxes	168.3	139.3	+21

Interests paid	-7.6	-11.1	-32
Taxes paid	-26.3	-26.8	-2

Net cash provided by (used in) operating activities	134.3	101.4	+32

Cash flow from investing activities
Acquired companies and businesses	-128.1	-17.0	+654
Investments in other non-current assets	-49.2	-26.3	+87
Proceeds from disposition of companies and businesses	137.7	0.3	+54743
Proceeds from sale of other non-current assets	5.7	3.4	+68
Increase (-), decrease (+) in short-term investments	0.2	-0.2
Increase (-), decrease (+) in other long-term investments	1.1	-10.2
Professional fees related to combination agreement	-2.8

Net cash provided by (used in) investing activities	-35.5	-50.0	-29

Cash flow after investing activities	98.8	51.4	+92

Cash flow from financing activities
Dividends paid	-28.9	-24.0	+20
Proceeds from issuance of common shares	6.4
Increase (+), decrease (-) in short-term debt	53.1	-9.6
Increase (+), decrease (-) in long-term debt	-95.5	-16.7	+470

Net cash provided by (used in) financing activities	-64.9	-50.4	+29

Net increase (+), decrease (-) in cash and cash equivalents	33.9	1.0	+3322

Cash and cash equivalents at beginning of year	23.8	22.4	+6
Effect of exchange rate changes on cash	-1.4	0.3

Cash and cash equivalents at end of year	56.3	23.8	+137

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	Dec. 31,	Dec. 31,	Change
PER SHARE DATA	2002	2001	%

	EUR
Earnings per share	1.80	1.50	+20
Diluted earnings per share	1.74	1.50	+16
Shareholders’ equity per share	13.48	10.81	+25
Dividend per share	4.70 *	0.60	+683
Adjusted average number of shares (in thousands)
Excluding diluting effect of stock options	47,980	47,946	+0
Including diluting effect of stock options	49,744	48,170	+3
Adjusted number of shares at the end of period (in thousands)	48,039	47,946	+0

*proposed by the Board of Directors

	1-12/	1-12/	Change
NET SALES BY MARKET AREA	2002	2001	%

	EUR million
European Union	382.5	395.5	-3
of which Finland	82.1	104.3	-21
Rest of Europe	37.8	47.3	-20
North America	532.2	442.7	+20
Asia and Pacific	123.4	100.8	+22
Rest of world	50.7	39.0	+30

Total	1,126.7	1,025.4	+10

	1-12/	1-12/	Change
AVERAGE NUMBER OF EMPLOYEES	2002	2001	%

In Finland	1,886	1,990	-5
Outside Finland	3,764	3,327	+13

Total	5,650	5,317	+6

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	Dec. 31,	Dec. 31,	Change
COMMITMENTS AND CONTINGENCIES	2002	2001*	%

	EUR million
On behalf of Instrumentarium	46.2	22.2	+108
Pension commitments	0.3	0.2	+0

Total	46.5	22.5	+107

*Certain prior year balances have been reclassified to conform to the current year presentation.

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

	Fair	Nominal	Fair	Nominal
	value	value	value	value
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2002	2001	2001

	EUR million
Foreign exchange derivatives
Forwards	11.5	361.6	0.2	145.3
Options
Purchased	0.1	40.4	0.1	20.2
Written	0.0	39.2	0.0	20.4
Interest rate derivatives
Futures and forwards			0.0	50.0
Purchased				1.5

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses.

Statements other than historical facts made in this release are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include whether the conditions to the GE transaction are fulfilled so as to permit consummation of the transaction and among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular;

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February 11, 2003 at 9.00     15 (15)

7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2001 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila. Group Treasurer. tel. +358 10 394 3422